FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 25th of February, 2004

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)
Date:	February 25th, 2004	By:	/s/ Etan Mogilner
Associate General Counsel

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Editorial Contacts	Investor Contacts
Gina Ray / Kristine Hernandez	Evan Smith / Jeff Corbin
O`Leary and Partners	KCSA Worldwide
gray@olearypr.com / khernandez@olearypr.com	esmith@kcsa.com / jcorbin@kcsa.com
Tel: +1 (949) 224-4023 / 4036	Tel: +1 (212) 682-6300

FOR immediate release:

M-Systems Enters Into Agreement with Microsoft to Develop Removable Flash Memory Units

FREMONT, Calif., Feb. 25, 2004 - M-Systems Flash Disk Pioneers Ltd. (Nasdaq:  FLSH), the developer of the Smart DiskOnKey® platform, has entered into a technology development agreement with Microsoft Corporation.  Under the agreement, M-Systems will develop customized memory units for future Xbox® products and services.

"Although Microsoft is not obligated to purchase any memory units under the agreement, we believe that this agreement could represent a significant opportunity for M-Systems," said Dov Moran, president and CEO of M-Systems.

About M-Systems` Smart DiskOnKey Platform

The Smart DiskOnKey platform is comprised of solutions offering M-Systems` customers the option to choose from M-Systems` existing product lines or to design their own form factor while still using M-Systems` internal architecture.  The DiskOnKey product line offers fast data transfer speeds combined with reliability and ease-of-use.  M-Systems` Smart DiskOnKey platform offers the flexibility to extend the use of the device beyond simple data storage to meet other requirements, such as functioning as a secure access device or as a smart card.  M-Systems` proprietary flash management software, True Flash File System (TrueFFS), is an integral component of the Smart DiskOnKey platform.

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About Xbox

Xbox (http://www.xbox.com/) is Microsoft`s future-generation video game system that delivers the most powerful games experiences ever.  Xbox empowers game artists by giving them the technology to fulfill their creative visions as never before, creating games that blur the lines between fantasy and reality.  Xbox is now available in the continents of North America, Europe, Asia and Australia.

About Microsoft

Founded in 1975, Microsoft (Nasdaq "MSFT") is the worldwide leader in software, services and Internet technologies for personal and business computing.  Microsoft offers a wide range of products and services designed to empower people through great software - any time, any place and on any device.

About M-Systems

M-Systems (Nasdaq: FLSH) designs, develops and markets flash-based data storage products known as flash disks.  M-Systems` flash disks provide the functionality of a mechanical hard drive in a silicon chip.  M-Systems` products are based on its proprietary TrueFFS® technology and target applications in a variety of markets.  M-Systems` products include the DiskOnChip®, DiskOnKey® and Fast Flash Disk (FFD(TM)) product families. For more information, please contact M-Systems at www.m-systems.com.

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NOTE:  This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly.  These risks include, but are not limited to, the fact that M-Systems will be required to invest significant financial, personnel and other resources to the development of memory units for Microsoft (and potentially forego other opportunities), although Microsoft is not obligated to purchase any memory units from M-Systems or reimburse M-Systems for any of M-Systems` costs, as well as risks related to:  the effect of global economic conditions in general and conditions in M-Systems` industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in M-Systems` and its customers` inventory levels and inventory valuations; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on M-Systems` and its customers` products and markets; the development, release and sale of new products by strategic suppliers and customers; the development and growth of anticipated markets for M-Systems` and its customers` products; and other risk factors detailed from time to time in M-Systems` filings with the Securities and Exchange Commission.  M-Systems assumes no obligation to update the information in this press release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.  Reference to M-Systems` website above does not constitute incorporation of any of the information thereon into this press release.

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